Condensed Consolidated Interim Financial Statements
June 30, 2022
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		June 30,	December 31,
	Note	2022	2021

ASSETS
Current assets
Cash and equivalents		175,676	236,767
Accounts receivable		3,776	9,604
Inventories	8	59,281	79,871
Other financial assets	9	32,208	7,014
Prepaids		5,603	3,971
		276,544	337,227

Property, plant and equipment	10	919,862	837,839
Other financial assets	9	2,923	2,902
Goodwill		5,313	5,227
		1,204,642	1,183,195

LIABILITIES
Current liabilities
Accounts payable and other liabilities		77,543	55,660
Current portion of long-term debt	11	14,225	18,305
Current portion of deferred revenue	12	8,103	13,441
Interest payable on senior secured notes		13,530	13,312
Current income tax payable		1,233	2,759
		114,634	103,477

Long-term debt	11	517,598	513,444
Provision for environmental rehabilitation ("PER")		85,349	87,571
Deferred and other tax liabilities		72,339	70,186
Deferred revenue	12	48,159	45,356
Other financial liabilities	13	2,761	4,643
		840,840	824,677

EQUITY
Share capital	14	479,726	476,599
Contributed surplus		54,042	55,403
Accumulated other comprehensive income ("AOCI")		10,346	6,649
Deficit		(180,312)	(180,133)
		363,802	358,518
		1,204,642	1,183,195

Commitments and contingencies	16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2022	2021	2022	2021

Revenues	3	82,944	111,002	201,277	197,743
Cost of sales
Production costs	4	(75,723)	(56,520)	(151,283)	(112,948)
Depletion and amortization	4	(15,269)	(17,536)	(28,775)	(33,374)
Earnings (loss) from mining operations		(8,048)	36,946	21,219	51,421

General and administrative		(3,297)	(5,166)	(5,998)	(10,462)
Share-based compensation (expense) recovery	14b	2,113	(1,608)	(967)	(4,398)
Project evaluation expense		(110)	(136)	(278)	(448)
Gain (loss) on derivatives	5	28,449	(2,079)	18,616	(4,070)
Other income		318	444	655	796
Income before financing costs and income taxes		19,425	28,401	33,247	32,839

Finance expenses, net	6	(11,954)	(11,465)	(23,943)	(28,407)
Call premium on settlement of debt	6	-	-	-	(6,941)
Foreign exchange gain (loss)		(11,823)	3,539	(7,373)	7,465
Income (loss) before income taxes		(4,352)	20,475	1,931	4,956

Income tax expense	7	(922)	(7,033)	(2,110)	(2,731)
Net income (loss)		(5,274)	13,442	(179)	2,225

Other comprehensive income (loss):
Items that will remain permanently in other comprehensive income (loss):
Gain (loss) on financial assets		(1,767)	87	(855)	(124)
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		8,129	(2,807)	4,552	(5,205)
Total other comprehensive income (loss)		6,362	(2,720)	3,697	(5,329)

Total comprehensive income (loss)		1,088	10,722	3,518	(3,104)

Earnings (loss) per share
Basic	15	(0.02)	0.05	-	0.01
Diluted	15	(0.02)	0.05	-	0.01

Weighted average shares outstanding (thousands)
Basic	15	286,349	283,449	286,060	283,153
Diluted	15	286,349	288,007	286,060	287,069

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2022	2021	2022	2021

Operating activities
Net income (loss) for the period		(5,274)	13,442	(179)	2,225
Adjustments for:
Depletion and amortization		15,269	17,536	28,775	33,374
Income tax expense	7	922	7,033	2,110	2,731
Finance expenses, net	6	11,954	11,465	23,943	28,407
Call premium on settlement of debt	6	-	-	-	6,941
Share-based compensation expense (recovery)	14b	(2,061)	1,650	1,212	4,570
Loss (gain) on derivatives	5	(28,449)	2,079	(18,616)	4,070
Unrealized foreign exchange loss (gain)		11,621	(3,764)	7,223	(7,966)
Amortization of deferred revenue		(1,192)	(1,283)	(2,913)	(2,270)
Other operating activities		(335)	387	(912)	387
Net change in working capital:
Change in accounts receivable	17	3,212	20,595	6,074	(3,249)
Change in other working capital items	17	12,677	3,362	23,380	(1)
Cash provided by operating activities		18,344	72,502	70,097	69,219

Investing activities
Gibraltar capitalized stripping costs	10	(11,888)	(14,794)	(27,030)	(36,246)
Gibraltar sustaining capital expenditures	10	(6,070)	(7,280)	(9,642)	(9,817)
Gibraltar capital project expenditures	10	(8,519)	(751)	(12,109)	(3,224)
Florence Copper development costs	10	(24,225)	(6,367)	(45,183)	(12,718)
Other project development costs	10	(275)	(805)	(316)	(1,328)
Purchase of copper price options	5	(2,974)	(4,694)	(7,269)	(15,837)
Other investing activities		313	(340)	55	138
Cash used for investing activities		(53,638)	(35,031)	(101,494)	(79,032)

Financing activities
Interest paid		(735)	(826)	(19,413)	(6,009)
Repayment of equipment loans and leases		(5,120)	(5,086)	(10,169)	(9,863)
Net proceeds from issuance of senior secured notes		-	-	-	496,098
Repayment of senior secured notes		-	-	-	(317,225)
Redemption cost on settlement of senior secured notes		-	-	-	(8,714)
Settlement of performance share units		-	-	(1,927)	-
Proceeds from exercise of stock options		64	707	598	1,201
Cash provided by (used for) financing activities		(5,791)	(5,205)	(30,911)	155,488
Effect of exchange rate changes on cash and equivalents		4,034	(3,543)	1,217	(5,044)
Increase (decrease) in cash and equivalents		(37,051)	28,723	(61,091)	140,631
Cash and equivalents, beginning of period		212,727	197,018	236,767	85,110
Cash and equivalents, end of period		175,676	225,741	175,676	225,741

Supplementary cash flow disclosures	17

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2021	472,870	53,433	7,674	(216,605)	317,372
Share-based compensation	-	2,060	-	-	2,060
Exercise of options	1,915	(714)	-	-	1,201
Total comprehensive income (loss) for the period	-	-	(5,329)	2,225	(3,104)
Balance at June 30, 2021	474,785	54,779	2,345	(214,380)	317,529

Balance at January 1, 2022	476,599	55,403	6,649	(180,133)	358,518
Share-based compensation	-	3,095	-	-	3,095
Exercise of options	910	(312)	-	-	598
Settlement of performance share units	2,217	(4,144)	-	-	(1,927)
Total comprehensive income (loss) for the period	-	-	3,697	(179)	3,518
Balance at June 30, 2022	479,726	54,042	10,346	(180,312)	363,802

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act.  These unaudited condensed consolidated interim financial statements of the Company as at and for the three and six month periods ended June 30, 2022 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA.  Seasonality does not have a significant impact on the Company's operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements were authorized for issue by the Company's Audit and Risk Committee on August 8, 2022.

(b) Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2021.

The Company continues to evaluate the potential impacts of the coronavirus ("COVID-19") on all aspects of its business. The Company also continues to act to ensure the health and safety of our employees, contractors and the communities in which we operate is paramount and in accordance with public safety direction from governments and public health authorities.  The duration and magnitude of COVID-19's effects on the economy, movement of goods and services across international borders, the copper market, and on the Company's financial and operational performance remains uncertain at this time.

Should the duration, spread or intensity of the COVID-19 pandemic increase in the future, there could be a potentially material and negative impact on the Company's operating plan, its cash flows, and the valuation of its long-lived assets, potential future decreases in revenue from the sale of its products and the profitability of its ongoing operations. As of the date of these statements, there has not been any direct impact on the Company's operations as a result of COVID-19.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(c) IFRS Pronouncements

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standard.

New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's unaudited condensed consolidated interim financial statements.

3. REVENUE

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Copper contained in concentrate	87,183	102,571	201,638	181,321
Copper price adjustments on settlement	(5,469)	2,953	(4,809)	6,528
Molybdenum concentrate	3,704	5,544	7,774	11,230
Molybdenum price adjustments on settlement	(384)	1,372	(282)	2,240
Silver (Note 12)	1,155	1,220	2,674	2,445
Total gross revenue	86,189	113,660	206,995	203,764
Less: Treatment and refining costs	(3,245)	(2,658)	(5,718)	(6,021)
Revenue	82,944	111,002	201,277	197,743

4. COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Site operating costs	64,237	49,753	124,096	96,909
Transportation costs	4,370	4,303	9,485	7,608
Changes in inventories of finished goods	3,653	4,723	11,230	2,464
Changes in inventories of ore stockpiles	3,463	(2,259)	6,472	5,967
Production costs	75,723	56,520	151,283	112,948
Depletion and amortization	15,269	17,536	28,775	33,374
Cost of sales	90,992	74,056	180,058	146,322

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

5. DERIVATIVE INSTRUMENTS

The Company recognized a net realized loss of $2,346 on copper collar contracts for 21.3 million pounds with a minimum strike price of US$4.00 per pound that expired out-of-the-money during the three month period ended June 30, 2022.

In June 2022, the Company purchased copper collar contracts for 30 million pounds of copper with maturity dates ranging from January 2023 through to June 2023, with a minimum copper strike price of US$3.75 per pound and a ceiling price of US$4.72 per pound, at a total cost of $2,975.

At June 30, 2022, the fair value of the outstanding copper collar contracts for the next twelve months was $29,610.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net realized loss on settled copper options	2,346	1,709	4,693	3,368
Net unrealized (gain) loss on outstanding copper options	(30,590)	370	(23,129)	1,141
Realized gain on fuel call options	(48)	-	(48)	(470)
Unrealized (gain) loss on fuel call options	(157)	-	(132)	31
	(28,449)	2,079	(18,616)	4,070

Details of the outstanding copper price option contracts at June 30, 2022 are summarized in the following table:

	Quantity	Strike price	Period	Cost	Fair value
Copper collar contracts[1]	42.0 million lbs	US$4.00/per lb US$5.40/per lb	H2 2022	4,295	19,297
Copper collar contracts	30.0 million lbs	US$3.75/per lb US$4.72/per lb	H1 2023	2,975	10,313

[1] In July 2022, the Company amended the floor price on its copper collar contracts with maturity dates ranging from August to December 2022.

In July 2022, the Company received proceeds of $9,880 from an amendment of its H2 2022 contracts for a change in the minimum copper strike price from US$4.00 per pound to US$3.75 per pound, for 35 million pounds of copper for the August through December 2022 period.

On August 2, 2022, the Company received proceeds of $5,260 for its copper price protection for the month of July, for the difference between the US$4.00 per pound strike price and the July average LME price of US$3.42 per pound on 7 million pounds.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

6. FINANCE EXPENSES

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Interest expense	10,083	9,671	20,158	18,845
Amortization of financing fees	626	480	1,241	1,052
Finance expense - deferred revenue (Note 12)	1,436	1,394	2,809	2,762
Accretion on PER	91	104	183	209
Finance income	(282)	(184)	(448)	(259)
Loss on settlement of long-term debt	-	-	-	5,798
	11,954	11,465	23,943	28,407

For the three and six month period ended June 30, 2022, interest expense includes $295 (2021 - $457) and $619 (2021 - $946), respectively, from lease liabilities and lease related obligations.

As part of the senior secured notes refinancing completed in February of 2021, the Company redeemed its US$250 million senior secured notes on March 3, 2021, which resulted in an accounting loss of $5,798, comprised of the write-off of deferred financing costs of $4,025 and additional interest costs paid over the call period of $1,773.

The Company also paid a one-time redemption call premium of $6,941 on the settlement of the US$250 million senior secured notes, which is not included in net financing expenses shown above.

7. INCOME TAX

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Current income tax expense (recovery)	(531)	810	(12)	941
Deferred income tax expense	1,453	6,223	2,122	1,790
	922	7,033	2,110	2,731

8. INVENTORIES

	June 30,	December 31,
	2022	2021
Ore stockpiles	18,948	31,845
Copper contained in concentrate	8,456	19,831
Molybdenum concentrate	455	310
Materials and supplies	31,422	27,885
	59,281	79,871

During the three and six month period ended June 30, 2022, the Company recorded an inventory adjustment of  $1,508 to adjust the carrying value of ore stockpiles to net realizable value, of which $451 is recorded in depletion and amortization and the balance in production costs.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

9. OTHER FINANCIAL ASSETS

	June 30,	December 31,
	2022	2021
Current:
Marketable securities	2,254	3,110
Copper price options (Note 5)	29,610	3,904
Fuel call options	344	-
	32,208	7,014
Long-term:
Investment in private companies	1,200	1,200
Reclamation deposits	434	434
Restricted cash	1,289	1,268
	2,923	2,902

The Company holds strategic investments in publicly-traded and privately owned mineral exploration and development companies, including marketable securities.  Marketable securities and the investment in privately owned companies are accounted for at fair value through other comprehensive income.

10. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three and six months ended June 30, 2022:

	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022
Net book value beginning of period	869,547	837,839
Additions:
Gibraltar capitalized stripping costs	13,425	30,694
Gibraltar sustaining capital expenditures	6,401	10,224
Gibraltar capital projects	8,519	12,109
Florence Copper development costs	26,904	52,063
Yellowhead development costs	237	437
Aley development costs	38	168
Other items:
Right of use assets	279	401
Rehabilitation costs asset	-	(1,589)
Foreign exchange translation and other	7,654	3,794
Depletion and amortization	(13,142)	(26,278)
Net book value at June 30, 2022	919,862	919,862

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Net book value	Gibraltar Mines (75%)	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2021	539,641	260,934	21,252	14,316	1,696	837,839
Net additions	53,250	52,241	437	168	(289)	105,807
Changes in rehabilitation cost asset	(1,589)	-	-	-	-	(1,589)
Depletion and amortization	(26,016)	(74)	-	-	(188)	(26,278)
Foreign exchange translation	-	4,083	-	-	-	4,083
At June 30, 2022	565,286	317,184	21,689	14,484	1,219	919,862

For the three and six month period ended June 30, 2022, the Company capitalized development costs of $26,897 and $52,049, respectively, for the Florence Copper project. Since its acquisition of Florence Copper in November 2014, the Company has incurred and capitalized a total of $218.4 million in project development and other costs.

Non-cash additions to property, plant and equipment of Gibraltar include $3,665 of depreciation on mining assets related to capitalized stripping.

Since January 1, 2020 development costs for Yellowhead of $5,450 have been capitalized as mineral property, plant and equipment.

Depreciation related to the right of use assets for the three and six month period ended June 30, 2022 was $1,087 (2021: $944) and $2,144 (2021: $1,886), respectively.

11. DEBT

	June 30,	December 31,
	2022	2021
Current:
Lease liabilities (d)	6,662	9,625
Secured equipment loans (e)	5,341	6,539
Lease related obligations (f)	2,222	2,141
	14,225	18,305
Long-term:
Senior secured notes (a)	506,733	497,388
Revolving credit deferred financing fees (b)	(1,132)	(1,352)
Lease liabilities (d)	4,458	6,067
Secured equipment loans (e)	3,355	6,025
Lease related obligations (f)	4,184	5,316
	517,598	513,444
Total debt	531,823	531,749

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(a) Senior secured notes

On February 10, 2021, the Company completed an offering of US$400 million aggregate principal amount of senior secured notes (the "2026 Notes").  The 2026 Notes mature on February 15, 2026 and bear interest at an annual rate of 7.0%, payable semi-annually on February 15 and August 15.

The 2026 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar mine, as well as the shares of Curis Holdings (Canada) Ltd. and Florence Holdings Inc.  The 2026 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries. The 2026 Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture.  The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2026 Notes at any time on or after February 15, 2023, at redemption prices ranging from 103.5% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to February 15, 2023, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. Until February 15, 2023, the Company may redeem up to 10% of the aggregate principal amount of the notes, at a redemption price of 103%, plus accrued and unpaid interest to the date of redemption.

(b) Revolving Credit Facility

On October 6, 2021, the Company closed a secured US$50 million revolving credit facility (the "Facility"). The Facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as, the shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., and Florence Holdings Inc.  The Facility matures on April 3, 2025 and is extendable annually thereafter. The Facility will be available for capital expenditures, working capital and general corporate purposes. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin and have a standby fee of 1.125%.

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a leverage ratio, an interest coverage ratio, a minimum tangible net worth and a minimum liquidity amount as defined under the Facility. The Company was in compliance with these covenants as at June 30, 2022.

(c) Letter of Credit Facilities

The Gibraltar joint venture has in place a $15 million credit facility for the purpose of providing letters of credit (LC) to key suppliers of the Gibraltar Mine to assist with ongoing trade finance and working capital needs.  Any LCs issued under the facility will be guaranteed by Export Development Canada (EDC) under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured and contains no financial covenants. As at June 30, 2022, a total of $3.75 million in LCs were issued and outstanding under this LC facility.

On April 8, 2022, the Company closed a US$4 million credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs to be issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured and contains no financial covenants. As at June 30, 2022, a total of US$1 million in LCs were issued and outstanding under this LC facility.

(d) Lease liabilities

Lease liabilities include the Company's outstanding lease liabilities under IFRS 16.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(e) Secured equipment loans

The equipment loans are secured by some of the existing mobile mining equipment at the Gibraltar mine and commenced between May and August of 2019 with monthly repayment terms ranging between 48 and 60 months and with interest rates ranging between 5.2% to 6.4%.

(f) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June 2019 and has a term of 54 months. At the end of the lease term, the Company has an option to renew the term, an option to purchase the equipment at fair market value or option to return the equipment.  The lease contains a fixed price early buy-out option exercisable at the end of 48 months.

(g) Debt continuity

The following schedule shows the continuity of total debt for the first six months of 2022:

Total debt as at December 31, 2021	531,749
Lease additions	617
Lease liabilities and equipment loans repayments	(10,169)
Unrealized foreign exchange gain	8,367
Amortization of deferred financing charges	1,259
Total debt as at June 30, 2022	531,823

12. DEFERRED REVENUE

	June 30,	December 31,
	2022	2021
Current:
Customer advance payments (a)	2,866	5,297
Osisko - silver stream agreement (b)	5,237	8,144
Current portion of deferred revenue	8,103	13,441
Long-term portion of deferred revenue (b)	48,159	45,356
Total deferred revenue	56,262	58,797

(a) Customer advance payments

At June 30, 2022, the Company had received advance payments from a customer on 0.9 million pounds (100% basis) of copper concentrate inventory.

(b) Silver stream purchase and sale agreement

The Company has entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received upfront cash deposit payments totalling $52.7 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives no further cash consideration once silver deliveries are made under the agreement.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

The following table summarizes changes in the Osisko deferred revenue:

Balance at January 1, 2021	52,758
Finance expense	5,549
Amortization of deferred revenue	(4,807)
Balance at December 31, 2021	53,500
Finance expense (Note 6)	2,809
Amortization of deferred revenue	(2,913)
Balance at June 30, 2022	53,396

13. OTHER FINANCIAL LIABILITIES

	June 30, 2022	December 31, 2021
Long-term:
Deferred share units (Note 14b)	2,761	4,643

14. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding at January 1, 2022	284,892
Common shares issued under PSU plan	866
Exercise of share options	619
Common shares outstanding at June 30, 2022	286,377

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

In January 2022, the Company issued 866,028 common shares as part of settlement of the performance share units that vested.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(b) Share-based compensation

	Options (thousands)	Average price
Outstanding at January 1, 2022	8,270	1.33
Granted	2,113	2.58
Exercised	(619)	0.97
Cancelled/forfeited	(56)	2.08
Expired	(184)	1.50
Outstanding at June 30, 2022	9,524	1.63
Exercisable at June 30, 2022	7,346	1.45

During the six month period ended June 30, 2022, the Company granted 2,113,000 (2021 - 2,327,000) share options to directors, executives and employees, exercisable at an average exercise price of $2.58 per common share (2021 - $1.58 per common share) over a five year period. The total fair value of options granted was $2,979 (2021 - $2,024) based on a weighted average grant-date fair value of $1.41 (2021 - $0.87) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula.  Expected volatility is estimated by considering historic average share price volatility.  The inputs used in the Black-Scholes formula are as follows:

Six months ended
June 30, 2022
Expected term (years)	5
Forfeiture rate	0%
Volatility	64%
Dividend yield	0%
Risk-free interest rate	1.68%
Weighted-average fair value per option	$1.41

The Company has other share-based compensation plans in the form of Deferred Share Units ("DSUs") and Performance Share Units ("PSUs").

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2022	1,786	2,780
Granted	172	595
Settled	-	(875)
Outstanding at June 30, 2022	1,958	2,500

During the six month period ended June 30, 2022, 172,000 DSUs were issued to directors (2021 - 198,000) and 595,000 PSUs to senior executives (2021 - 530,000). The fair value of DSUs and PSUs granted was $2,532 (2021 - $1,235), with a weighted average fair value at the grant date of $2.58 per unit for the DSUs (2021 - $1.58 per unit) and $3.51 per unit for the PSUs (2021 - $1.74 per unit).

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Share-based compensation expense (recovery) is comprised as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Share options - amortization	446	311	1,876	1,497
Performance share units - amortization	371	294	1,219	562
Change in fair value of deferred share units	(2,878)	1,045	(1,883)	2,511
	(2,061)	1,650	1,212	4,570

15. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net income (loss)	(5,274)	13,442	(179)	2,225

Weighted-average number of common shares	286,349	283,449	286,060	283,153
Effect of dilutive securities:
Stock options	-	4,558	-	3,916
Weighted-average number of diluted common shares	286,349	288,007	286,060	287,069
Earnings (loss) per common share
Basic earnings (loss) per share	(0.02)	0.05	-	0.01
Diluted earnings (loss) per share	(0.02)	0.05	-	0.01

16. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at June 30, 2022 are presented in the following table:

Remainder of 2022	5,054
2023	11,254
2024	11,254
2025	4,618
2026	823
2027 and thereafter	-
Total commitments	33,003

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

As at June 30, 2022, the Company had commitments to incur capital expenditures of $22,316 (December 31, 2021 -  $37,943) for Florence Copper and $2,529 (December 31, 2021 - $471) for the Gibraltar joint venture.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $7,471 as at June 30, 2022.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 25% share of this obligation, which amounted to $7,313 as at June 30, 2022.

17. SUPPLEMENTARY CASH FLOW INFORMATION

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Change in non-cash working capital items:
Accounts receivable	3,212	20,595	6,074	(3,249)
Change in other working capital items:
Inventories	5,972	2,875	14,166	8,980
Prepaids	(3,097)	(1,619)	(2,069)	(2,001)
Accounts payable and accrued liabilities[1]	6,715	2,097	15,056	(5,178)
Advance payment on product sales	2,866	-	(2,431)	-
Interest payable	221	9	158	(2)
Mineral tax payable	-	-	(1,500)	(1,800)
	12,677	3,362	23,380	(1)
Non-cash investing and financing activities
Assets acquired under capital lease	52	184	216	1,512
Right-of-use assets	279	2,323	401	4,252

[1]Excludes accounts payable and accrued liability changes on capital expenditures, for the Florence Copper project, which were $2,807 and $6,984 respectively, for the three and six month period ended June 30, 2022.

18. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

The fair value of the senior secured notes is $449,464 and the carrying value is $506,733 at June 30, 2022. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
June 30, 2022
Financial assets designated as FVPL
Derivative asset copper put and call options	-	29,610	-	29,610
Derivative asset fuel call options	-	344	-	344
	-	29,954	-	29,954
Financial assets designated as FVOCI
Marketable securities	2,254	-	-	2,254
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	434	-	-	434
	2,688	-	1,200	3,888
December 31, 2021
Financial assets designated as FVPL
Derivative asset copper put and call options	-	3,904	-	3,904
	-	3,904	-	3,904
Financial assets designated as FVOCI
Marketable securities	3,110	-	-	3,110
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	434	-	-	434
	3,544	-	1,200	4,744

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at June 30, 2022.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At June 30, 2022, the Company had settlement receivables/(payables) of $1,053 (at December 31, 2021 - $4,885).

The investment in private companies, a Level 3 instrument, is valued based on a management estimate. As this is an investment in a private exploration and development company, there are no observable market data inputs. At June 30, 2022 the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces.  The Company enters into copper put and collar option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put and collar option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at June 30,
2022
Copper increase/decrease by US$0.10/lb.[1]	1,614

[1]The analysis is based on the assumption that the period-end copper price increases/decreases US$0.10/lb, with all other variables held constant. At June 30, 2022, 2.9 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at June 30, 2022 of CAD/USD 1.29.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant.  The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices.  The sensitivities should therefore be used with care.